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                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-15474

(Check one)
[xx] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For the period ended                                               June 30, 2002
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[ ] Transition report on Form 10-K and Form 10-KSB
[ ] Transition report on Form 20-F
[ ] Transition report on Form 11-K
[ ] Transition Report on Form 10-Q and From 10-QSB
[ ] Transition Report on Form N-SAR
For the transition period ended

Read Attached instructions Sheet Before Preparing Form.  Please print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

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Full name of Registrant: AmerAlia, Inc.
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Former name if applicable:

Address of principal executive office: 20971 E. Smoky Hill Rd, Centennial, CO 80015
                                       --------------------------------------------
Telephone:                             (720) 876 2373
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Address of former principal executive office: 818 Taughenbaugh Blvd., Rifle, CO 81650
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

[X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12(b)-25 has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As discussed in previous filings, Management has devoted a significant amount of time to negotiations for a prospective acquisition of a business opportunity for the company, and has secured conditional commitments of funding for such purpose. Management believed that an asset purchase agreement would be finalized with the vendor company by the end of September 2002 and that this would require extensive disclosure in the Form 10-KSB. However, delays in finalizing the terms of the asset purchase agreement and the associated agreements have required that the text of the Form 10-KSB be revised as the expected agreement has not been completed.

                                     PART IV
                                OTHER INFORMATION

         (1) name and telephone number of person to contact in regard to this notification.

                  Robert C.J. van Mourik                          (720) 876 2373
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         (2)      Have all other periodic reports required under Section 13 or
                  15d of the Securities Exchange Act off 1934 or Section 30 of the Investment Company


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                  Act of 1940 during he preceding twelve months or for such
                  shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes [ ] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The loss for the year ended June 30, 2002 was $2,764,858 compared with $1,897,715 for the prior year ended June 30, 2001 and $1,798,786 for the year ended June 30, 2000. The higher loss was due firstly to the increased expenditures incurred by the company in pursuing its business acquisition strategy and secondly, by the outcome of litigation resulting in a judgment being awarded against the company.

                                 AmerAlia, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on it behalf by the undersigned thereunto duly authorized.


Date: September 30, 2002      By: /s/  Robert van Mourik
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                              Robert van Mourik
                              Executive Vice President & Chief Financial Officer